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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                SCHEDULE 14D-1

                  Tender Offer Statement Pursuant To Section
                14(d)(1) Of The Securities Exchange Act Of 1934

                            SEAGATE SOFTWARE, INC.
                           (Name of Subject Company)

                           SEAGATE TECHNOLOGY, INC.
                                   (Bidder)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)

                                  811804 103
                     (CUSIP Number of Class of Securities)

                                Donald L. Waite
                           Executive Vice President
                           Seagate Technology, Inc.
                                920 Disc Drive
                        Scotts Valley, California 95067
                                (831) 438-6550
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                with a copy to:

                            Larry W. Sonsini, Esq.
                            John T. Sheridan, Esq.
                       Wilson Sonsini Goodrich & Rosati
                           Professional Corporation
                              650 Page Mill Road
                          Palo Alto, California 94304

                               ----------------

                           CALCULATION OF FILING FEE

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
                                           Proposed       Proposed
 Title of each class of                    maximum       aggregate      Amount of
    securities to be      Amount to be  offering price    offering     registration
       registered        registered(1)   per share(2)     price(2)        fee(3)
-----------------------------------------------------------------------------------
Common Stock, $0.01 par
 value..................   9,000,000      $1.3494318    $12,144,887       $2,429
-----------------------------------------------------------------------------------
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
(1) Represents the estimated maximum number of shares of common stock, par value $0.01 per share, of Seagate Technology, Inc. that may be issued pursuant to the exchange offer described herein.

(2) For the purpose of calculating the filing fee only, this table assumes the purchase of 9,000,000 shares of Common Stock, par value $0.001 per share, of Seagate Software, Inc. These computations are based on the book value of the shares of common stock of Seagate Software, Inc. at November 3, 1998 that may be exchanged for the securities being registered.

(3) The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of 1% of the value of the shares to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: $3,378       Filing Party: Seagate Technology, Inc.
   Form or Registration No.: 333-67585  Date Filed:   November 19, 1998
                                                      April 21, 1999.

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

  CUSIP No. 811804103                14D-1                     Page 2 of 7 Pages


1.  Name of Reporting Persons: Seagate Technology,
    Inc.I.R.S. Identification No. of Above Person
    (entities only): 94-2612933


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2.  Check the Appropriate Box if a Member of a Group
                                                                     (a) [_]
                                                                     (b) [_]

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3.  SEC Use Only

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4.  Sources of Funds (see instructions): WC


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5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(e) or 2(f)
                                                                         [_]

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6.  Citizenship or Place of Organization

    Delaware

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7.  Aggregate Amount Beneficially Owned by Each Reporting
    Person:

    54,695,833 shares of common stock
--------------------------------------------------------------------------------

8.  Check Box if the Aggregate Amount in Row (7) Excludes                [_]
    Certain Shares

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9.  Percent of Class Represented by Amount in Row (7):

    98.2%
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10. Type of Reporting Person

    CO
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                                       2

   This Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") relates to an exchange offer by Seagate Technology, Inc., to purchase all outstanding shares of common stock, par value $0.001 per share (the "Seagate Software common stock"), of Seagate Software, Inc., a Delaware corporation, not currently directly or indirectly owned by Seagate Technology, upon the terms and subject to the conditions set forth in the Offering Circular/ Prospectus dated April 23, 1999 (the "Offer to Exchange") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Exchange, as each may be amended and supplemented from time to time, constitute the "Offer"), and is intended to satisfy the reporting requirements of Section 14(d) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Exchange, the Letter of Transmittal and related documents are filed with this Schedule 14D-1 as Exhibits (a)(1), and (a)(2) hereto, respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

   (a) The name of the subject company is Seagate Software, Inc., a Delaware corporation, which has its principal executive and operating offices at 915 Disc Drive, Scotts Valley, California 95066.

   (b) The class of securities to which this statement relates is Seagate Software common stock, $.001 par value per share, and the Offer is for all outstanding Seagate Software common stock at the exchange rate described in the Offer to Exchange and the Letter of Transmittal. The information set forth in the sections captioned "Frequently Asked Questions" and "The Exchange Offer" in the Offer to Exchange is incorporated herein by reference.

   (c) The information set forth in the section captioned "Information About Seagate Technology--Stock and Dividend Information" in the Offer to Exchange is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

   (a)-(d) and (g) The information set forth in the sections captioned "Summary Description of the Companies" and "Information About Seagate Technology" in the Offer to Exchange is incorporated herein by reference.

   (e)-(f) During the last five (5) years, neither Seagate Technology nor, to the best of Seagate Technology's knowledge, any executive officer or director of Seagate Technology has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or, prohibiting or mandating activities subject to Federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

   (a)-(b) The information set forth in the section captioned "The Exchange Offer" in the Offer to Exchange and in the sections captioned "Certain Transactions" and "Executive Compensation" in Seagate Software's Registration Statement on Form 10 as amended, the sections captioned "Certain Transactions" and "Executive Compensation" in Seagate Software's Annual Report on Form 10-K for the year ended July 3, 1998, and the Forms 8-K and the exhibits thereto filed on October 21, 1998 by each of Seagate Software and Seagate Technology is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   (a)-(c) The consideration is shares of Seagate Technology common stock. The information set forth in the sections captioned "The Exchange Offer--The Exchange Offer and Exchange Rate" and "Description of Seagate Technology Capital Stock" in the Offer to Exchange is incorporated herein by reference.

ITEM 5. PURPOSE OF THE EXCHANGE OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

   (a)-(g)The information set forth in the section captioned "The Exchange Offer--Background and Reasons for the Exchange Offer" in the Offer to Exchange is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   (a)-(b)The information set forth in the sections captioned "Summary Description of the Companies" and "Information About Seagate Software and the Information Management Group--Security Ownership of Certain Beneficial Owners and Management of Seagate Software" in the Offer to Exchange is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

   The information set forth in the sections captioned "Certain Transactions" and "Executive Compensation" in Seagate Software's Registration Statement on Form 10 as amended, the sections captioned "Certain Transactions" and "Executive Compensation" in Seagate Software's Annual Report on Form 10-K for the year ended July 3, 1998, and the Forms 8-K and the exhibits thereto filed on October 21, 1998 by each of Seagate Software and Seagate Technology is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

   The information set forth in the section captioned "The Exchange Offer-- Fees and Expenses" in the Offer to Exchange is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

   The information set forth in Exhibit 13.1 to Seagate Technology's Annual Report on Form 10-K for the year ended July 3, 1998 as filed with the Securities and Exchange Commission on August 20, 1998 and amended on April 21, 1999 and the information contained in the sections captioned "Summary Selected Condensed Financial Data", "Seagate Technology Pro Forma Condensed Financial Statements and "Notes to Seagate Technology Unaudited Pro Forma Condensed Financial Statements" in the Offer to Exchange is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

   (a) Not applicable.

   (b)-(c) The information set forth in the section captioned "The Exchange Offer--Regulatory Approvals Required" in the Offer to Exchange is incorporated herein by reference.

   (d) Not applicable.

   (e) Not applicable.

   (f) The information set forth in the entire Offer to Exchange, the Letter of Transmittal and related documents, copies of which are filed with this
Schedule 14D-1 as Exhibits (a)(1), (a)(2), (a)(3) and (a)(4) respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

 (a)(1)       Offering Circular/Prospectus dated April 23, 1999 of Seagate
              Technology, Inc.
 (a)(2) Letter of Transmittal with respect to the Seagate Software common stock.
 (a)(3) Special Exercise Notice with respect to vested options to purchase Seagate Software common stock.
 (a)(4) Special Exercise Notice Instruction Letter with respect to vested options to purchase Seagate Software common stock.
 (a)(5)       Form for Delivery Via DWAC Seagate Software Transmittal
              Amendment.
 (a)(6)       Automatic Sale Account Form.
 (a)(7)       Press Release of Seagate Technology, Inc. dated April 26, 1999.
 (b)          None.
 (c)(1)/1/+   General Services Agreement dated June 28, 1997 between Seagate
              Software, Inc. and Seagate Technology, Inc.
 (c)(2)/1/    Tax Allocation Agreement dated April 4, 1996 between Seagate
              Software, Inc. and Seagate Technology, Inc.
 (c)(3)/1/    Intercompany Revolving Loan Agreement dated June 28, 1996 between
              Seagate Software, Inc. and Seagate Technology, Inc.
 (c)(3)(1)/2/ Amendment No. 1 dated July 4, 1998 to Intercompany Revolving Loan
              Agreement between Seagate Software, Inc. and Seagate Technology,
              Inc.
 (c)(4)/3/ Agreement and Plan of Reorganization dated as of October 5, 1998 by and among VERITAS Holding Corporation, VERITAS Software
              Corporation, Seagate Technology, Inc., Seagate Software, Inc. and
              Seagate Software Network Storage Management Group, Inc.
 (c)(4)(1)/5/ Amended and Restated Agreement and Plan of Reorganization dated as of April 16, 1999 by and among VERITAS Holding Corporation,
              VERITAS Software Corporation, Seagate Technology, Inc., Seagate
              Software, Inc. and Seagate Software Network & Storage Management
              Group, Inc.
 (c)(5)/4/+ Cross License and Original Equipment Manufacturer Agreement dated as of October 5, 1998 by and among VERITAS Holding Corporation,
              VERITAS Software Corporation and Seagate Software Information
              Management Group, Inc.
 (c)(5)(1)/5/ Amendment No. 1 to Cross-License and OEM  Agreement dated as of
              April 16, 1999 by and among VERITAS Software Corporation, VERITAS
              Holding Corporation and Seagate Software Information Management
              Group, Inc.
 (c)(6)/4/+ Development and License Agreement dated as of October 5, 1998 by and among Seagate Technology, Inc., VERITAS Holding Corporation and VERITAS Software Corporation.
 (c)(7)/5/    Form of Stockholder Agreement by and among Seagate Software,
              Inc., Seagate Technology, Inc., VERITAS Holding Corporation and
              VERITAS Software Corporation.
 (c)(8)/4/    Form of Registration Rights Agreement by and among Seagate
              Software, Inc. and Seagate Technology, Inc.
 (d)(1)/8/    Form of opinion regarding U.S. federal tax matters.
 (d)(2)/6/    Form of opinion regarding Canadian tax matters.
 (d)(3)/6/    Form of opinion regarding U.K. tax matters.
 (d)(4)/7/    Form of opinion regarding tax consequences to optionees.
 (e)          Prospectus for Seagate Technology, Inc. Common Stock (included in
              Exhibit (a)(1)).
 (f)          None.

--------
+ Confidential treatment has been requested for a portion of this exhibit pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. Omitted portions have been filed separately with the Commission.
1. Incorporated by reference to exhibits filed with Seagate Software, Inc.'s Registration Statement on Form 10 as filed with the Securities and Exchange Commission on October 3, 1997 and as amended on December 11, 1997.
2. Incorporated by reference to exhibits filed with Seagate Software, Inc.'s Annual Report on Form 10-K for the year ended July 3, 1998, as filed with the Securities and Exchange Commission on September 2, 1998.

3. Incorporated by reference to exhibits filed with Seagate Technology's Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 21, 1998.
4. Incorporated by reference to exhibits filed with Seagate Technology's Amendment No. 3 to Registration Statement on Form S-4 (Reg. No. 333-67585) as filed with the Securities and Exchange Commission on April 19, 1999.
5. Incorporated by reference to exhibits filed with Seagate Technology's Amendment No. 4 to Registration Statement on Form S-4 (Reg. No. 333-67585) as filed with the Securities and Exchange Commission on April 21, 1999.
6. Incorporated by reference to exhibits filed with Seagate Technology's Amendment No. 2 to Registration Statement on Form S-4 (Reg. No. 333-67585) as filed with the Securities and Exchange Commission on March 22, 1999.
7. Incorporated by reference to exhibits filed with Seagate Technology's Amendment No. 1 to Registration Statement on Form S-4 (Reg. No. 333-67585) as filed with the Securities and Exchange Commission on February 1, 1999.
8. Incorporated by reference to exhibits filed with Seagate Technology's Amendment No. 5 to Registration Statement on Form S-4 (Reg. No. 333-67585) as filed with the Securities and Exchange Commission on April 23, 1999.

                                  SIGNATURES

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 1999
                                          Seagate Technology, Inc.

                                          By: /s/ Donald L. Waite
                                            -----------------------------------
                                            Donald L. Waite
                                            Executive Vice President, Chief
                                             Administrative
                                            Officer and Assistant Secretary